INTERNATIONAL ASSETS ADVISORY, LLC
(A Wholly Owned Subsidiary of Pecunia Management, LLC)

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of International Assets Advisory, LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of Business

International Assets Advisory, LLC, a single-member LLC, is a full-service broker-dealer and money management company headquartered in Orlando, Florida. The Company became a wholly owned subsidiary of Pecunia Management, LLC (the "Parent") as of December 14, 2006. The Company provides a full range of financial services primarily to retail and institutional clients through its network of approximately 39 independent branch offices and one Company-owned office. The Company conducts its operations primarily in the United States, as well as internationally. The Company introduces transactions to registered clearing brokers, which carry such accounts on a fully disclosed basis. The Company also derives commission income by representing insurance carriers and their representatives who sell variable insurance and annuity contracts and settlement of fixed and variable life insurance contracts to third parties. Customers remit funds payable directly to the insurance carriers and clearing brokers, and no funds or securities are held by the Company. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Significant estimates by management include the determination of the amounts to accrue with respect to certain litigation, the ultimate outcome of which can not be determined until such litigation has been settled. Actual results could vary from the estimates.

Cash and Cash Equivalents

The Company considers financial instruments with original maturities of less than 90 days to be cash equivalents.

Cash Deposits Held at Clearing Brokers

The Company has noninterest-bearing reserve deposits with its clearing brokers. The clearing brokers require deposits from all introducing brokers for whom they transact business.

Commissions Receivable and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms, requiring payment within 30 days from the trade date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old. Payments of commissions receivable are allocated to the specific transactions identified or, if unspecified, are applied to the oldest, unpaid transactions.

Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and, based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibility and determines amounts of any uncollectible receivables to be written off. In the opinion of management, at December 31, 2015, all commissions were considered collectible and no allowance was necessary.

Notes Receivable

Notes receivable are comprised of amounts due from the Company's financial advisors in the form of both non-forgivable and forgivable loans. Non-forgivable loans are typically repaid by the financial advisor from the amounts they would otherwise be due as a result of their gross production, while the forgivable loans are amortized as the conditions of the loan agreement are met.

Property and Equipment, Net

Property and equipment, net is stated at cost. Depreciation for financial reporting purposes is primarily based on the straight-line method over the estimated useful lives of the related assets, generally 2 to 3 years (see Note 3).

Investment Banking, Dealer Manager and Related Fees

Investment banking revenues include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking fees are recognized in earnings when the services related to the underlying transaction are completed under the terms of the assignment.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Commission Revenue and Expense

Commission revenue and the corresponding expense are recorded on a trade-date basis. The Company receives commissions on securities transactions sold by its financial advisors. The Company receives the gross amount of commissions due from the transactions and remits a percentage of that amount to the financial advisors based on a formal commission payout schedule maintained with each financial advisor and/or branch licensee.

Trading Gains and Losses, Net

Net trading gains and losses are recorded on a trade-date basis. Net trading includes gains, losses, interest and dividends from securities and riskless trading profits. Riskless principal trades are transacted through the Company's proprietary account after receiving a customer order. The investments are carried at fair market value. Net trading is reduced by interest expense incurred on related margin borrowings. Margin borrowings are classified as Payable to Clearing Firm.

Fees, Investment Advisory and Administrative Services

Fees, investment advisory and administrative services revenue is recognized as the services related to the underlying assignment are completed. These fees include charges to the Company's affiliated RIA, International Assets Investment Management, LLC, account administration fees, 12b-1 fees and fees for research services.

Income Taxes

The Company is a single-member LLC and does not file separate income tax returns; rather, its activity is included in consolidated tax returns by its member. Therefore, no provision for income taxes has been made in these financial statements. The Company identifies its major tax jurisdictions as U.S. federal and the state of Florida. As of December 31, 2015, with certain exceptions, the Company's member is no longer subject to income tax examinations by U.S. federal taxing authorities for any tax years prior to the past three tax years.

Subsequent Events

Management has evaluated subsequent events for recognition and disclosure through March 2, 2016, the date the financial statements were available to be issued.

NOTE 2 - FAIR VALUE MEASUREMENT

Securities owned are classified as trading securities and are thus marked to market and stated at estimated fair value, as determined by management, using the quoted closing or latest bid prices. The change in differences between cost and estimated fair value during the period is included in the statement of operations. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument.

The fair value of financial instruments is presented in the table below based upon a hierarchy of levels that prioritize the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted prices in active markets within Level 1 that are either directly or indirectly observable, including quoted prices for similar assets or liabilities in active markets.

Level 3   Significant, unobservable inputs for the asset or liability in which little or no market data exists.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

| | Fair Value Measurement at Reporting Date Using Description | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Fixed Income Securities				
Municipal Bonds	-	$1,062,461	-	$1,062,461
	-	$1,062,461	-	$1,062,461

There were no transfer of financial instruments between fair value level classifications during the year ended December 31, 2015. At December 31, 2015, cost of securities owned approximates their fair value.

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following at December 31, 2015:

Office furniture and equipment	$ 91,906
Computers	95,999
Software	63,832
Total	251,737
Less: accumulated depreciation	(228,951)
Total property and equipment, net	$ 22,786

NOTE 4 - SUBORDINATED NOTE PAYABLE

In April 2015, the Company borrowed $150,000 under a FINRA-approved subordinated loan agreement with a related party. The loan is not interest bearing, and payment of principal is due in one lump sum in April 2016. The subordinated loan balance is available in computing net capital under the SEC's uniform net capital rule. The fair value of the subordinated loan approximates its carrying value because of its short maturity.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company rents its corporate offices under a noncancelable operating lease, as executed on November 20, 2014, that expires in March 2021. Initial base rent is approximately $12,823 per month, subject to certain fixed increases over the course of the lease term, as set forth in the lease agreement.

Total rental expense for the year ended December 31, 2015 was approximately $363,000.

The approximate minimum annual, noncancelable rent payments due under the Company's operating leases (based solely on the base rent, without regard to the Company's share of common areas and other expenses) are as follows:

Year	Amount
2016	$ 174,000
2017	162,000
2018	167,000
2019	172,000
Thereafter	177,000
	$ 852,000

Legal and Regulatory

The Company is a party to legal proceedings relating to various claims and lawsuits arising in the normal course of business. Management believes that the range of potential net losses resulting from these proceedings, if any, will not be material to the Company's financial position or results of operations.

NOTE 5 - COMMITMENTS AND CONTINGENCIES *(Continued)*

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances, and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

Clearing Firms

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. Management of the Company has not been notified by the clearing brokers, or are otherwise not aware, of any potential losses relating to this indemnification.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, deposits, securities owned, commissions receivable, notes and other receivables. The Company places its temporary cash investments with financial institutions, which balances may exceed federally insured limits.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

During the year ended December 31, 2015, a significant portion of the Company's total revenues were processed through the Company's clearing broker. At December 31, 2015, commissions receivable from this clearing broker represented substantially all of the commissions receivable.

NOTE 7 - RELATED PARTY TRANSACTIONS

At December 31, 2015, due from affiliates included amounts due from related companies for advances paid to the related companies by the Company. In the opinion of management, such amounts are expected to be received prior to December 31, 2016.

NOTE 7 - RELATED PARTY TRANSACTIONS *(Continued)*

Due to affiliates represents amounts due to related companies for commissions received by the Company on behalf of the related companies. The Company processes certain transactions, such as managed fee income and related commissions, on behalf of International Assets Investment Management, LLC, a registered investment advisor, which is affiliated via common ownership. Such transactions are ultimately recorded in the books and records of the affiliate.

During 2015, the Company borrowed $150,000 under a FINRA-approved subordinated loan agreement with a related party (See Note 4).

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is a "Fully Disclosed Broker-Dealer." The Company does not carry customer accounts and does not accept customer funds or securities. Instead, it has entered into a "clearing agreement" with its clearing brokers and has fully disclosed all of its customer accounts to these brokers.

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital equal to the greater of $100,000, or 6.67% of aggregate indebtedness. The Rule also requires that the Company's ratio of aggregate indebtedness to net capital not exceed 15 to 1, as computed under SEC Rule 15c3-1.

The amount of net capital during any period will fluctuate based on a number of factors, including the operating results for the Company. Net capital will also be impacted by contributions of capital to the Company, as well as distributions of capital. At December 31, 2015, the Company had net capital of approximately $846,000, which was approximately $746,000 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to capital ratio was 1.50 to 1, as computed under SEC Rule 15c3-1.